FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of May 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 15, 2008, announcing its results for the quarter ending March 31, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 15, 2008

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000, Fax: (972) 3 925-2222 www.gilat.com

Gilat Announces First Quarter 2008 Results

Petah Tikva, Israel, May 15, 2008 – Gilat Satellite Networks Ltd. (NasdaqGM: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending March 31, 2008.

Revenues for the first quarter of 2008 were $70.5 million, up from $68.0 million in the same period of 2007. Net income for the first quarter of 2008 was $4.6 million or $0.11 per diluted share, compared to a net income of $4.9 million or $0.12 per diluted share in the first quarter of 2007. These results include expenses related to the merger agreement in the amount of $0.7 million.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat’s use of non-GAAP financial measures, please see the table titled “Reconciliation between GAAP and non-GAAP statements of operations” as well as the notes contained in this press release.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “Our first quarter results, excluding expenses relating to the merger transaction, show an improvement in year over year revenues and net income. Our new advanced SkyEdge II platform is gaining market traction and has been chosen by customers worldwide.”

“On March 31, we entered into a definitive merger agreement for the Company to be acquired by a consortium of private equity investors. Under the terms of the agreement, Gilat shareholders will receive $11.40 per share in cash. It is currently anticipated that the transaction will be consummated by September 2008, pending certain approvals. We believe that this transaction recognizes the value of Gilat’s strong market position and product portfolio, while providing our shareholders with an attractive cash offer.”

Recent Announcements

– Gilat will provide Incomnet with a Gilat SkyEdge broadband satellite communications network to serve end users throughout Mongolia. Incomnet will use the new VSAT network to provide toll-quality telephony to rural citizens, meeting its Universal Service Obligations.

– Gilat has been selected by Synterra, one of Russia’s largest telecommunications operators, to provide a 1,000-site SkyEdge broadband satellite network for use by Russian Post. Gilat was chosen for the second phase of Russian Post’s VSAT network following the successful deployment of an initial SkyEdge network which covers approximately 750 Russian Post sites.

– Gilat has begun deployment of a 1,500-site SkyEdge II broadband satellite network for Axesat, one of Latin America’s leading satellite service providers. Axesat will use the Gilat SkyEdge II VSATs to provide enterprises in Latin America with private networking services including interactive data, broadband Internet access, and Voice over Internet Protocol (VoIP). Axesat is a long time customer of Gilat, having deployed Gilat 360e and SkyEdge networks in the past.

– Spacenet signed a contract to provide IHG (InterContinental Hotels Group) an upgraded satellite data network and managed network services to 2,500 locations across the United States and Canada. IHG is one of the world’s largest hotel groups by number of rooms and operates seven hotel brands including InterContinental Hotels & Resorts, Crowne Plaza, Hotel Indigo, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites.

– Gilat provided Petróleo Brasileiro S.A. (Petrobras) a 500-site Gilat SkyEdge broadband network platform for enterprise and offshore maritime applications. Petrobras is a Brazilian-based international energy company, and is one of the fifteen largest oil companies in the world. Petrobras is using the SkyEdge VSAT network for a variety of interactive web, video, SCADA, and telephony applications.

Gilat will host a conference call today with an accompanying slide presentation at 9:00 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167 and international participants should dial in at (972) 3-918-0692. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the first quarter of 2008 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash impairment of long lived assets and before share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (NasdaqGM: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

The Global Consulting Group
Erik Knettel
Phone: 1- 646- 284-9415
gilat@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2008	2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	112,085	122,807
Short- term bank deposits and held to maturity marketable securities	51,610	45,578
Short-term restricted cash	7,574	7,091
Restricted cash held by trustees	7,587	7,450
Trade receivables, net of allowance for doubtful accounts	50,879	43,746
Inventories	20,363	24,794
Other current assets	24,190	24,748

Total current assets	274,288	276,214

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,340	6,321
Long-term restricted cash held by trustees	16,859	16,544
Severance pay fund	12,794	11,835
Long-term trade receivables, receivables in respect of capital
leases and other receivables	11,309	9,170

Total long-term investments and receivables	47,302	43,870

PROPERTY AND EQUIPMENT, NET	105,074	105,247

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	4,103	4,771

TOTAL ASSETS	430,767	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2008	2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,500	5,823
Current maturities of long-term loans	5,374	5,354
Trade payables	27,902	25,954
Accrued expenses	19,418	20,275
Short-term advances from customer, held by trustees	15,456	15,005
Other current liabilities	51,810	58,686

Total current liabilities	125,460	131,097

LONG-TERM LIABILITIES:
Accrued severance pay	12,987	11,723
Long-term advances from customer, held by trustees	8,989	8,989
Long-term loans, net	19,107	18,704
Accrued interest related to restructured debt	2,493	2,493
Convertible subordinated notes	16,315	16,315
Other long-term liabilities	11,626	12,971

Total long-term liabilities	71,517	71,195

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,806	1,796
Additional paid in capital	860,472	859,207
Accumulated other comprehensive income	1,891	1,776
Accumulated deficit	(630,379)	(634,969)

Total shareholders' equity	233,790	227,810

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	430,767	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2008	2007
	Unaudited	Unaudited

Revenues	70,533	68,038
Cost of Revenues	45,257	43,223

Gross profit	25,276	24,815

Research and development expenses:
Expenses incurred	4,299	4,317
Less - grants	39	348

	4,260	3,969

Selling and marketing, general and administrative expenses	17,063	17,095

Operating income	3,953	3,751

Financial income	812	1,456
Expenses related to merger transaction	(722)	-
Other income	1,182	-

Income before taxes on income	5,225	5,207

Taxes on income	635	294

Net income	4,590	4,913

Basic net earnings per share	0.12	0.13

Diluted net earnings per share	0.11	0.12

Weighted average number of shares used in
computing net earnings per share
Basic	39,703	38,855

Diluted	42,207	41,105

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended March
		2008	2007
		Unaudited	Unaudited

	GAAP operating income	3,953	3,751
	Non-cash stock options expenses (1)	209	426

	Non-GAAP operating income	4,162	4,177

	GAAP net income	4,590	4,913
	Non-cash stock options expenses (1)	209	426

	Non-GAAP net income	4,799	5,339

	GAAP earnings per share (diluted)	0.11	0.12
	Non-cash stock options expenses (1)	-	0.01

	Non-GAAP earnings per share (diluted)	0.11	0.13

(1)	Non-cash stock options expenses:
	Cost of Revenues	9	-
	Research and development	-	3
	Selling, general, marketing and administrative	200	423

		209	426

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2008	2007
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	4,590	4,913
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	3,131	4,850
Stock compensation related to employees stock options	209	426
Accrued severance pay, net	305	453
Interest accrued on short and long-term restricted cash	(451)	(260)
Interest on held to maturity marketable securities	(788)	-
Exchange rate differences on long-term loans	524	77
Exchange rate differences on loans to employees	16	(28)
Capital loss from disposal of property and equipment	19	143
Deferred income taxes	66	(44)
Increase in trade receivables, net	(7,097)	(4,041)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(6,798)	737
Decrease in inventories	3,161	3,490
Increase (decrease) in trade payables	1,943	(1,319)
Increase (decrease) in accrued expenses	(858)	114
Increase (decrease) in advances from customer, held
by trustees, net	452	(3,761)
Increase (decrease) in other accounts payable and other long term liabilities,
mainly deferred revenues	(6,730)	2,112

Net cash provided by (used in) operating activities	(8,306)	7,862

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2008	2007
	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(1,542)	(682)
Return on investment	1,182	-
Other investments	(195)	-
Purchase of held to maturity marketable securities	(23,906)	(58,406)
Proceeds from held to maturity marketable securities	18,662	-
Proceeds from sale of property and equipment	401	-
Loans to employees, net	2,758	288
Proceeds from restricted cash held by trustees	-	92
Investment in restricted cash (including long-term)	(597)	(4,446)
Proceeds from restricted cash (including long-term)	94	433

Net cash used in investing activities	(3,143)	(62,721)

Cash flows from financing activities:
Exercise of options, net	1,066	414
Issuance expenses of ordinary shares	-	(259)
Short-term bank credit, net	(322)	4,300
Repayments of long-term loans	(101)	(842)

Net cash provided by financing activities	643	3,613

Effect of exchange rate changes on cash and cash equivalents	84	178

Decrease in cash and cash equivalents	(10,722)	(51,068)

Cash and cash equivalents at the beginning of the period	122,807	149,545

Cash and cash equivalents at the end of the period	112,085	98,477

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended March 31,
	2008	2007
	Unaudited	Unaudited

Operating income	3,953	3,751
Add:
Non-cash stock option expenses	209	426
Deprecation and amortization	3,131	4,850

EBITDA	7,293	9,027